17009410

ISSION

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walton Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 N Scottsdale Rd, Suite 4000
(No. and Street)

Scottsdale	AZ	85251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon A. Price (602) 264-1298
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1899 Tysons Blvd.	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon A. Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Securities, Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARY PUBLIC
STATE OF ARIZONA
Maricopa County
AMARIS DOUGLAS
My Commission Expires August 22, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Index
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Walton Securities, Inc.

In our opinion, the accompanying balance sheet and the related statements of income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group (USA), Inc.) as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital under SEC Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2017

Walton Securities, Inc.

(A wholly owned subsidiary of Walton International Group (USA), Inc.)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	302,760
Prepaid expenses		22,625
Due from related parties (Note 2, Note 3)		126,876
Total assets	$	452,261
Liabilities and Stockholder's Equity		
Accounts Payable	$	1,615
Accrued Liabilities		64,020
Income taxes payable		60,738
Total liabilities		126,373
Commitments and contingencies (Note 6)		
Stockholder's equity		
Common stock, $1 par value, 300,000 shares authorized and outstanding		300,000
Retained earnings		25,888
Total stockholder's equity		325,888
Total liabilities and stockholder's equity	$	452,261

The accompanying notes are an integral part of these financial statements

Walton Securities, Inc.

(A wholly owned subsidiary of Walton International Group (USA), Inc.)

Statement of Income

December 31, 2016

Revenues		
Service fee income from related party (Note 3)	$	300,000
Total revenue		300,000
Operating expenses		
Professional fees		86,640
Industry dues and licensing fees		50,132
Other operating expenses		2,515
Total expense		139,287
Income before income taxes		160,713
Provision for income taxes		60,633
Net income	$	100,080

The accompanying notes are an integral part of these financial statements

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Statement of Stockholder's Equity
December 31, 2016

	Common Stock	Retained Earnings	Total
Balances at December 31, 2015	$ 300,000	$ 595,808	$ 895,808
Net Income		100,080	100,080
Dividends paid		(770,000)	(770,000)
Reversal of dividend paid		100,000	100,000
Balance at December 31, 2016	$ 300,000	$ 25,888	$ 325,888

The accompanying notes are an integral part of these financial statements

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Statement of Cash Flows
December 31, 2016

Cash flows from operating activities		
Net income	$	100,080
Adjustments to reconcile net income to cash used in operating activities		
Changes in assets and liabilities		
Prepaid expenses		8,742
Receivable from parent		(126,876)
Accounts payable		(18,475)
Accrued liabilities		9,905
Discretionary sales incentives payable		(103,158)
Payable to parent		(298,623)
Net cash used in operating activities		(428,405)
Cash flows from financing activities		
Dividends paid		(770,000)
Dividend reversal		100,000
Net cash used in financing activities		(670,000)
Net decrease in cash		(1,098,405)
Cash and cash equivalents		
Beginning of year	$	1,401,165
End of year	$	302,760

The accompanying notes are an integral part of these financial statements

1. Organization

Background

Walton Securities, Inc. (the **"Company"**), an Arizona corporation formed on September 5, 2006, which commenced operations on September 6, 2007, is a wholly owned subsidiary of Walton International Group (USA), Inc. (the **"Parent"**). The Parent is a wholly owned subsidiary of Walton Global Holdings, Ltd. (**"WGH"**), which is, in turn, a wholly owned subsidiary of Walton Global Investments, Ltd. (**"WGI"**), which is, in turn, a wholly owned subsidiary of Interborder Holdings Ltd. ("**IHL**"), a privately-held Alberta corporation.

The Company maintains its headquarters in Scottsdale, Arizona.

The Company engages in the sale and distribution of securities exempt from registration under Regulation D of the Securities Act of 1933 (**"the Act"**).

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry National Regulatory Authority (**"FINRA"**).

The Company has decided to cease operations as a licensed broker-dealer and plans to withdraw its registration with FINRA, the SEC and any state or local jurisdictions where it is registered as a broker-dealer, however the Company currently does not have an approved liquidation plan in place. The Company does not owe any monies or securities to any customer or broker-dealer and is not the subject of any investment related investigation, consumer-related complaint or private civil litigation. Subsequent to the cease of operations as a licensed broker-dealer, the Company will no longer have expenses related to industry dues and licensing fees on the Statement of Income.

Nature of Operations

The Company functions as the managing broker-dealer for securities offerings sponsored by the Parent. The Company acts as the wholesale conduit for the privately placed direct participation program securities sold in offerings sponsored by the Parent. Such securities are sold wholesale through registered broker-dealers and investment advisors or may be sold directly to the public by the Company. The Company has no transactions with non-related parties.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company carries its cash balances in a noninterest bearing business checking account with a commercial banking institution. At times, the Company's cash balance with the financial institution exceeds federally insured limits. The Company mitigates this risk by depositing funds with a major financial institution.

Securities Transactions

Pursuant to its membership agreement with FINRA, the Company carries no customer accounts and holds no customer funds or securities.

Revenue

The Company entered into a Shared Services Agreement with the Parent on November 30, 2006, which was most recently amended and restated on August 1, 2016, herein referred to as the "Shared Services Agreement". The Company recognizes revenues for services it provides to its Parent, as described in the Shared Services Agreement, in the month the services are performed. Fees earned in its role as the managing broker-dealer for its Parent's sponsored offerings are recognized as revenues at the time of closing. A closing occurs when a sponsored offering issues units to investors and admits them a either members or partners of the fund. Fees earned in its role as the managing broker-dealer for its Parent's sponsored offerings are recognized as revenue at the time of closing. A closing occurs when a sponsored offering issues units to investors and admits them as either members or partners of the fund.

All revenues earned by the Company in 2016 were paid by the Parent to the Company for services provided as described in the Shared Services Agreement. There were no revenues earned by the Company for fees as managing broker dealer.

Commissions

Commissions paid to unaffiliated broker-dealers in connection with the Parent's sponsored offerings are recorded as an expense at the time of closing.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by WGH. In the normal course of business the Company may be audited by any of these taxing authorities. As of December 31, 2016, the Company is not currently undergoing any tax examinations nor has the Company agreed to extend the statute of limitations beyond the prescribed expiration date. The Company remains subject to examination by U.S. federal, state and local jurisdictions for prior tax years that remain open (2012 tax tear for U.S. federal and generally the 2012 tax year for state and local jurisdictions through the present) and upon completion of these examinations tax adjustments may be necessary.

Pursuant to the Shared Services Agreement, the Company computes its taxes as if it were a stand-alone entity using the estimated tax rate of its Parent. The Company's estimated effective tax rate was 37.73% for the year ended December 31, 2016. Income tax payable of $60,738 is included in Payable to Parent at December 31, 2016.

The Company does not have any deferred taxes.

The Company accounts for uncertain tax positions by determining whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being

realized upon ultimate settlement with the relevant taxing authority. Management has determined that there are no uncertain tax positions for the year ended December 31, 2016.

Use of Estimates

The preparation of financial statements, in conformity US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For its services, under the Shared Services Agreement, of providing FINRA-licensed personnel, records maintenance, financial reporting, and policy implementation, and as an inducement to restrict its business exclusively to that of providing broker-dealer services for the offerings of its Parent and affiliated companies, the Company receives a servicing fee $25,000 per month. In addition, the Company is paid a fee of 2% of gross sales of institutional offerings and 1.5% of gross sales of wholesale offerings.

Under the Shared Services Agreement, the Parent provides and pays for all actual costs of rent and utilities, telephone, data processing services, human resources services, printing and stationary, postage and delivery, legal fees, sundry expenses and income taxes. The Company has no obligation, either directly or indirectly, for the expenses incurred by the Parent to provide management and administrative services pursuant to the Shared Services Agreement. As such, the Company does not record these expenses or a corresponding liability in the accompanying financial statements. The Company prepares a schedule of costs incurred by the Parent for the benefit of the Company in accordance with the requirements of Securities and Exchange Commission Rule 17a-4. The Company treats any unpaid portion of the expenses incurred by the Parent for the benefit of the Company under the Shared Services Agreement as a reduction of net worth when calculating net capital in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 (**"Rule 15c3-1"**).

Total service fees earned by the Company under the Shared Services Agreement were $300.000 for the year ended December 31, 2016.

The Company also provides services as managing broker for the Parent's direct participation programs, and receives fees, earned upon closing, determined on an offering-by-offering basis as investments are admitted into the offerings. The Company processes investment subscriptions for the Parent and markets to, contracts with and manages the selling group of registered broker- dealers. Total fees earned by the Company from the direct participation programs were $0 for the year ended December 31, 2016.

Due from related parties at December 31, 2016 consists of cash advances paid by the Company to the Parent, and service fees of $126,876. Such advances are noninterest bearing and payable on demand.

Income tax payable to the Parent at December 31, 2016 is $60,738.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company operates pursuant to section (a)(2)(vi) of the Rule and is required to maintain a minimum net capital amount of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. On December 31, 2016, the Company had net capital of $169,754, which was $160,887 in excess of the amount required.

The Company claims exemption from Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

5. Continued Financial Support from Parent Company

Under the terms of the Shared Services Agreement, the Company relies on the Parent to provide and pay for the actual cost of all administrative services to the Company as provided by the Shared Services Agreement.

6. Commitments and Contingencies

The Company may become party to certain claims, legal actions and complaints arising in the normal course of business. There has been no claims, legal actions and complaints during the year ended December 31, 2016.

7. Subsequent Events

In preparing the financial statements, the Company evaluated subsequent events occurring through February 27, 2017, the date the financial statements were available for issuance, in accordance with the Company's procedures related to disclosures of subsequent events.

Supplemental Schedule

Computation of Net Capital Under SEC Rule 15c3-1

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2016 **Supplemental Schedule**

Computation of net capital		
Stockholder's equity	$	325,888
Deductions and charges		
Nonallowable assets		(149,501)
Potential liability under Shared Services Agreement (see Note 3 to the financial statements)		(6,633)
Net capital before charges on securities positions		169,754
Haircuts on securities		-
Net capital		169,754
Computation of aggregate indebtedness		
Liabilities from statement of financial condition		126,373
Potential liability under Shared Services Agreement (see Note 3 to the financial statements)		6,633
Aggregate indebtedness		133,006
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		8,867
Excess net capital		160,887
Ratio: Aggregate indebtedness to net capital		0.78:1

Note: There are no material differences between this computation of net capital and corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS report as of December 31, 2016

Walton Securities, Inc.

Securities Investor Protection Corporation
Agreed Upon Procedures Report

pwc

Report of Independent Accountants

To the Board of Directors of
Walton Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group (USA), Inc.) and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group (USA), Inc.) for the year ended December 31, 2016, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2b and 2f of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment dated July 25, 2016 in the amount of $375 from line 2b was compared to the Company's July 2016 Wells Fargo bank statement provided by Gordon Price, CFO & Chief Compliance Officer, noting no differences.

    b. Payment dated February 23, 2017 in the amount of $375 from line 2f was compared to the wire transfer (transaction #03131) from the Company's Wells Fargo bank account provided by Gordon Price, CFO & Chief Compliance Officer, noting no differences.

2. Compared the Total Revenue amount reported on page 3, of the Company's Statement of Income in the audited Form X-17A-5 for the year ended December 31, 2016, to the Total Revenue amount of $300,000 reported on page 2, item 2a of the Company's Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. There were no adjustments reported on page 2, items 2b and 2c of Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

pwc

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $300,000 and $750, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Walton Securities, Inc. (a wholly owned subsidiary of Walton International Group (USA), Inc.) and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2923*********************MIXED AADC 220
67602 FINRA DEC
WALTON SECURITIES INC
4800 N SCOTTSDALE RD STE 4000
SCOTTSDALE AZ 85251-7696

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
GORDON PRICE (602) 264-1298

2. A. General Assessment (item 2e from page 2) $ 750.00

B. Less payment made with SIPC-6 filed (exclude interest) (375.00)
7/25/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 375.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 375.00

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☒
Total (must be same as F above) $ 375.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WALTON SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 24 day of FEBRUARY, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

ɜm No.

. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 300,000

. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

ꞁIPC Net Operating Revenues $ 300,000

ɩeneral Assessment @ .0025 $ 750

(to page 1, line 2.A.)

Walton Securities, Inc.

Exemption Report Under Rule 15c3-3

Agreed Upon Procedures Report

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Walton Securities, Inc.

We have reviewed Walton Securities Inc.'s (a wholly owned subsidiary of Walton International Group (USA), Inc.) assertions, included in the accompanying Walton Securities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016 without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2017

Walton Securities, Inc.'s Exemption Report

Walton Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and(4).

To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k):(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c-3(k) throughout the most recent fiscal year without exception.

Walton Securities, Inc.

I, Gordon A. Price, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:______________________________

Gordon A. Price, Chief Financial Officer

February 27, 2017